UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Anebulo Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

034569103

(CUSIP Number)

ARON R. ENGLISH

c/o Anebulo Pharmaceuticals, Inc.

1415 Ranch Road 620 South, Suite 201

Lakeway, Texas 78734

(512) 598-0931

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 034569103

1	NAME OF REPORTING PERSON

ARON R. ENGLISH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,998,093 shares of Common Stock(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,998,093 shares of Common Stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,998,093(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4%(3)
14	TYPE OF REPORTING PERSON

IN

(1)	Represents (i) 3,343,565 shares of Common Stock held by 22NW Fund, LP and (ii) 4,654,528 shares of Common Stock held by Pharma Investors, LLC.
(2)	The aggregate amount does not include Mr. English’s options to purchase 82,290 shares of Common Stock, as such options are not presently exercisable within 60 days.
(3)	Percentage calculated based on 23,266,343 shares of Common Stock outstanding as of May 6, 2021, as reported in the Issuer’s Prospectus filed on Form 424b4, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2021.
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CUSIP No. 034569103

1	NAME OF REPORTING PERSON

22NW FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,343,565
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,343,565
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,343,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%(1)
14	TYPE OF REPORTING PERSON

PN

(1)	Percentage calculated based on 23,266,343 shares of Common Stock outstanding as of May 6, 2021, as reported in the Issuer’s Prospectus filed on Form 424b4, filed with the SEC on May 10, 2021.
3

CUSIP No. 034569103

1	NAME OF REPORTING PERSON

PHARMA INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,654,528
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,654,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,654,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0%(1)
14	TYPE OF REPORTING PERSON

PN

(1)	Percentage calculated based on 23,266,343 shares of Common Stock outstanding as of May 6, 2021, as reported in the Issuer’s Prospectus filed on Form 424b4, filed with the SEC on May 10, 2021.
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CUSIP No. 034569103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Anebulo Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1415 Ranch Road 620 South, Suite 201, Lakeway, Texas 78734.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Aron R. English, as a member of the Board of Directors of the Issuer (the “Board”);
(ii)	22NW Fund, LP, a Delaware limited partnership; and
(iii)	Pharma Investors, LLC, a Delaware limited liability company.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of Mr. English is c/o Anebulo Pharmaceuticals, Inc., 1415 Ranch Road 620 South, Suite 201, Lakeway, Texas 78734. The principal address of each of 22NW Fund, LP and Pharma Investors, LLC is 1455 NW Leary Way, Suite 400, Seattle, Washington 98107.

(c)       The principal occupation of Mr. English is serving as the Portfolio Manager of 22NW, LP, Manager of 22NW Fund GP, LLC and President and sole shareholder of 22NW GP, Inc. The principal business of 22NW Fund, LP is investing in securities. The principal business of Pharma Investors, LLC is investing in securities.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        22NW Fund, LP and Pharma Investors, LLC are organized under the laws of the State of Delaware. Mr. English is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of 22NW Fund, LP and Pharma Investors, LLC were purchased with working capital. The aggregate purchase price of the 3,343,565 Shares directly beneficially owned by 22NW Fund, LP is approximately $8,731,178. The aggregate purchase price of the 4,654,528 Shares directly beneficially owned by Pharma Investors, LLC is approximately $1,518,572.

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CUSIP No. 034569103

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Mr. English is a director of the Issuer. Except for such position, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Person’s investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 23,266,343 Shares outstanding, which is the total number of Shares outstanding as of May 6, 2021, as reported in the Issuer’s Prospectus filed on Form 424b4, filed with the SEC on May 10, 2021.

A.	Aron R. English
(a)	As of the close of business on May 17, 2021, Mr. English beneficially owned 7,998,093 Shares.

Percentage: Approximately 34.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,998,093
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,998,093
(c)	Mr. English has not entered into any transactions in the Shares during the past sixty days.
B.	22NW Fund, LP
(a)	As of the close of business on May 17, 2021, 22NW Fund, LP directly beneficially owned 3,343,565 Shares.

Percentage: 14.4%

6

CUSIP No. 034569103

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,343,565
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,343,565
(c)	The transactions in the Shares by 22NW Fund, LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Pharma Investors, LLC
(a)	As of the close of business on May 17, 2021, Pharma Investors, LLC directly beneficially owned 4,654,528 Shares.

Percentage: 20.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,654,528
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,654,528
(c)	Pharma Investors, LLC has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Aron R. English, 22NW Fund, LP and Pharma Investors, LLC, dated May 17, 2021.

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CUSIP No. 034569103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2021

/s/ Aron R. English
ARON R. ENGLISH

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

Pharma INVESTORS, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Owner

8

CUSIP No. 034569103

SCHEDULE A

Transaction in the Shares of Common Stock Within the Last Sixty Days

Nature of the Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	714,250	7.00	05/06/2021